Exhibit 99.1

Gas Natural SDG S.A., (Gas Natural or the Company) in compliance with article 82 of Law 24/1998, of 28 July 1998, on the Securities Market, hereby informs the Spanish Securities Market Authorities (CNMV) of the following

RELEVANT INFORMATION

In accordance with the provisions of section 5.1.9 of the “Nota de las Acciones” which forms an integral part of the Spanish Prospectus on Gas Natural’s rights offering for a total nominal value of 447,776,028 euros (the Rights Offering), registered by the CNMV, on 12 March 2009, Gas Natural communicates that:

(a)

the Preferential Subscription Period of the Rights Offering (the Preferential Subscription Period) ended on 28 March 2009. During this Preferential Subscription Period 447,343,331 new shares were subscribed in exercise of the preferential subscription right, representing 99.9% of the Rights Offering;

(b)	during the Preferential Subscription Period 159,971,494 additional shares, representing 35.7% of the Rights Offering were applied for;

(c)

the Additional Subscription Period of the Rights Offering (the Additional Subscription Period) ended today, 31 March 2009. Given that the number of additional shares applied for is higher than the 432,697 shares not subscribed during the Preferential Subscription Period, Santander Investment, S.A., in its capacity as Agent has carried out the pro-rata allocation provided for in the Spanish Prospectus. The percentage of additional shares allotted to each applicant rightsholder is approximately 0.27% of the shares applied for; and

(d)	pursuant to the above, the 447,776,028 new shares issued in the Rights Offering have been subscribed in full and, therefore, the Discretionary Allocation Period shall not be opened.

In accordance with the timetable for the Rights Offering included in the Spanish Prospectus, the public deed of the capital increase will be granted, and the procedure for the listing of the New Shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia will be initiated in the coming days.

Barcelona, 31 March 2009.

/s/ Mr. Carlos J. Álvarez
Mr. Carlos J. Álvarez, in the name and on the behalf of
Gas Natural SDG, S.A.